

Mail Stop 4631

September 2, 2015

Via E-mail
Ms. Stephanie K. Kushner
Executive Vice President and Chief Financial Officer
Broadwind Energy, Inc.
3240 S. Central Ave
Cicero, IL 60804

> **Re: Broadwind Energy, Inc.**
> **Form 10-K**
> **Filed February 26, 2015**
> **File No. 1-34278**

Dear Ms. Kushner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2015

Liquidity, Financial Position and Capital Resources, page 29

1. You anticipate that you will be able to satisfy the cash requirements associated with, among other things, working capital needs, capital expenditures and lease commitments through at least the next 12 months. Please address your consideration of the following factors in making this determination:
   - Your cash and cash equivalents as well as short-term investments decreased by $19.7 million from December 31, 2014 to $0.5 million at June 30, 2015;
   - Your availability for borrowings under your credit facility decreased from $14.5 million at December 31, 2014 to $12 million at June 30, 2015; and
   - You recorded net cash used rather than provided by operating activities during the six months ended June 30, 2015.
   Refer to Items 303(a)(1) and (2) of Regulation S-K.

Item 4.Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

2. During your earnings call held on July 30, 2015, it was noted that some inbound inventory buys were not accurately picked up by your ERP systems. Please tell us what consideration was given to this in determining that your disclosure controls and procedures were effective as of June 30, 2015.

Note 11 – Legal Proceedings, page 15

3. You are party to certain claims and legal proceedings arising in the normal course of business, none of which is deemed to be individually significant at this time. It is not clear whether you determined these matters are not material on an individual basis as your disclosures only refer to them not being significant. It is also not clear whether these matters are material in the aggregate. Please clarify accordingly and consider the disclosure requirements of ASC 450. We also remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction